As filed with the Securities and Exchange Commission on July 17, 2003
Registration No. 333-105218
_____________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PHILLIPS-VAN HEUSEN CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	13-1166910
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

200 Madison Avenue
New York, NY 10016
(212) 381-3500
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Mark D. Fischer, Esq.
Vice-President, Secretary and General Counsel
Phillips-Van Heusen Corporation

200 Madison Avenue
New York, NY 10016
(212) 381-3500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
David H. Landau, Esq.
Katten Muchin Zavis Rosenman
575 Madison Avenue
New York, NY 10022
(212) 940-8800
(212) 940-8776 (Facsimile)

Approximate date of commencement of proposed sale of the securities to the public: As soon as possible after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.   [ ]

_____________________________________________________________________________________

CALCULATION OF REGISTRATION FEE
Title of Shares to be Registered	Amount of shares to be Registered	Proposed Maximum Aggregate Price Per Share(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Common stock, par value $1.00 per share	25,134,430(1)(2)	$13.19	$331,523,132	$26,821

_____________________________________________________________________________________

  To be offered from time to time by selling stockholders based upon prevailing market prices.
  This Registration Statement covers the offer and sale by the selling stockholders of (a) 18,178,078 shares issuable upon the conversion of registrant's Series B convertible preferred stock; (b) 4,420,426 shares issuable upon conversion of registrant's Series B convertible preferred stock in the event registrant elects not to pay cash dividends on a quarterly basis through registrant's fourth quarter of fiscal 2005; and (c) 2,535,926 shares of registrant's common stock issued in connection with registrant's acquisition of Calvin Klein, Inc. and certain affiliated companies. This Registration Statement also covers an indeterminate number of shares of registrant's common stock that may be issuable by reason of stock splits, stock dividends, or other adjustments in accordance with Rule 416 under the Securities Act of 1933.
  The proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant's common stock as reported on the New York Stock Exchange on May 9, 2003.
  Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN A REGISTRATION STATEMENT THAT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS CANNOT SELL THESE SECURITIES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion dated July 16, 2003

PROSPECTUS

PHILLIPS-VAN HEUSEN CORPORATION

25,134,430 Shares of Common Stock

This prospectus relates to the resale, from time to time of up to 25,134,430 shares of our common stock, all of which are being offered by the selling stockholders named in this prospectus. The shares consist of shares of common stock that we agreed to register under a registration rights agreement we entered into with the selling stockholders on February 12, 2003. See "Selling Stockholders" beginning on page 12 for information regarding the selling stockholders and the shares of our common stock owned by them and which they are offering for sale hereunder.

All net proceeds from the sale of the shares offered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the sale of any of the shares.

Our common stock is listed on the New York Stock Exchange under the ticker symbol "PVH". On July 11, 2003, the last reported sale price of our common stock was $14.90 per share.

______________________

The shares offered in this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 1, in determining whether to purchase shares of our common stock.

______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2003.

TABLE OF CONTENTS

Page
RISK FACTORS	1
INFORMATION ABOUT US	10
USE OF PROCEEDS	12
SELLING STOCKHOLDERS	12
PLAN OF DISTRIBUTION	15
TRANSFER AGENT AND REGISTRAR	19
LEGAL MATTERS	19
EXPERTS	19
FORWARD LOOKING INFORMATION	19
WHERE YOU CAN FIND MORE INFORMATION	20
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	20

________________________________

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Phillips-Van Heusen Corporation, any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

________________________________

Unless the context otherwise requires, the terms "we," "our" or "us" refer to Phillips-Van Heusen Corporation and its subsidiaries taken as a whole. References to the brand names Calvin Klein, cK, cK Calvin Klein, Van Heusen, IZOD, IZOD Club, Bass, G.H. Bass & Co., Geoffrey Beene, Arrow, DKNY, Kenneth Cole New York and Reaction by Kenneth Cole and to other brand names in this prospectus are to registered trademarks owned by us or licensed to us by the owners. References to our acquisition of Calvin Klein refer to our February 2003 acquisition of Calvin Klein, Inc., Calvin Klein (Europe), Inc., Calvin Klein (Europe II) Corp., Calvin Klein Europe S.r.l. and CK Service Corp., which companies we refer to collectively as "Calvin Klein."

i

RISK FACTORS

You should carefully consider the following risk factors regarding us, in addition to the other information provided in this prospectus, before you purchase any of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could decline significantly.

Our substantial level of debt could impair our financial condition.

We currently have a substantial amount of debt. Our significant level of debt could have important consequences to investors, including:

    requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, therefore reducing the funds available to us for our operations or other capital needs;
    limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate because our available cash flow after paying interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes;
    increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying interest on our debt;
    limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;
    placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures and general corporate requirements; and
    any borrowings we make at variable interest rates, including our revolving credit facility, leave us vulnerable to increases in interest rates generally.

Servicing our debt will require a significant amount of cash and we may be unable to generate sufficient cash flow due to many factors, some of which are beyond our control.

Our ability to make payments with respect to our obligations under our outstanding debt depends on our future operating performance. Our performance will be affected by our ability to operate and expand profitably our recently acquired Calvin Klein business and by prevailing economic conditions and financial, competitive, business and other factors, many of which are beyond our control. As a result of the financing of our acquisition of Calvin Klein, our interest expense has increased. Our business may not generate sufficient cash flow from operations, we may not realize our currently anticipated revenues, cost savings and operating performance and we may not have sufficient future borrowings available to us to pay our debt. If we are unable to meet our debt service obligations or fund our other liquidity needs, including our obligation to pay Mr. Klein contingent purchase price payments, we could be forced to reduce or delay capital expenditures, forego other business opportunities, sell material assets or operations, restructure or refinance our debt, obtain additional capital or renegotiate, replace or terminate arrangements. Some of these transactions could occur at times and on terms that are less advantageous or disadvantageous to us or may not be available to us at all, which could cause us to default on our obligations and impair our liquidity. Because a significant portion of our assets are pledged as security to the lenders under our revolving credit facility, we may not be able to restructure or refinance our debt on satisfactory terms, if at all. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

Covenant restrictions under our revolving credit facility and our indentures impose significant operating and financial restrictions on us and may limit our ability to operate our business and to make payments on our debt.

Our revolving credit facility and the agreements and instruments governing our other outstanding debt contain covenants that restrict our ability to finance future operations or capital needs, to take advantage of other business opportunities that may be in our interest or to satisfy our obligations with respect to other indebtedness. These covenants restrict our ability to, among other things:

    incur or guarantee additional debt or extend credit;
    pay dividends or make distributions on, or redeem or repurchase, our capital stock or subordinated debt;
    make other restricted payments, including investments;
    dispose of assets;
    engage in transactions with affiliates;
    enter into agreements restricting our subsidiaries' ability to pay dividends;
    create liens on our assets or engage in sale/leaseback transactions; and
    effect a consolidation or merger, or sell, transfer, lease or otherwise dispose of all or substantially all of our assets.

In addition, our revolving credit facility requires us to maintain certain levels of excess borrowing base availability and in certain cases comply with a specified financial ratio, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet these requirements. A breach of any of these covenants, or our inability to comply with the financial ratio, would result in a default under our revolving credit facility. If an event of default under our revolving credit facility occurs, the lenders could elect to declare all amounts outstanding under the revolving credit facility, together with accrued interest, to be immediately due and payable which would result in acceleration of our other debt. If we were unable to repay any such borrowings when due, the revolving credit facility lenders could proceed against their collateral, which also secures some of our other indebtedness. Under that circumstance, we may not have sufficient funds to pay all of our debt.

Also, under the indenture governing our 7 3/4% debentures due 2023, if we pay any dividend on or acquire our capital stock which would cause us to be unable to meet a specified financial test, then the holders of the debentures would have a right to have their notes redeemed. If this were to occur, we may not have sufficient funds to satisfy this obligation.

We may not be able to realize revenue growth, cost savings or synergies from integrating, developing and growing Calvin Klein.

A significant portion of our business strategy involves integrating, developing and growing the Calvin Klein business. Our realization of any revenue growth, cost savings or synergies from Calvin Klein will depend largely upon our ability to:

    quickly and substantially reduce the administrative and corporate overhead and back office expenses of Calvin Klein;
    develop, and obtain selling space for, a Calvin Klein men's better sportswear line and successfully design and market that line over time;
    successfully develop the licensing relationship with Kellwood Company for the development of a Calvin Klein women's better sportswear line;
    successfully develop the licensing relationship with Vestimenta, S.p.A., one of the world's leading manufacturers and distributors of women's and men's high-end ready-to-wear apparel, with whom we recently entered into an agreement to license the Calvin Klein Collection men's and women's high-end ready-to-wear collection apparel businesses after a transition period during which our operations will be transferred to Vestimenta;
    open and successfully operate a chain of Calvin Klein retail outlet stores in premium outlet malls;
    maintain and enhance the distinctive brand identity of Calvin Klein while integrating the Calvin Klein business within our company;
    maintain good working relationships with Calvin Klein's licensees and enter into new licensing arrangements; and
    execute our strategies for Calvin Klein without adversely impacting our existing businesses.

We cannot assure you that we can successfully execute any of these actions or our growth strategy for the Calvin Klein brands or that the launch of our Calvin Klein men's better sportswear line or the launch of any other Calvin Klein branded products by us or our licensees will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to successfully carry out our growth strategy may be affected by, among other things, our ability to enhance our relationships with existing customers to obtain additional selling space and develop new relationships with apparel retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to develop and grow successfully the Calvin Klein business, our financial condition and results of operations may be materially and adversely affected.

We face significant challenges integrating Calvin Klein.

To achieve the anticipated benefits of our acquisition of Calvin Klein, we will need to integrate the businesses of our Calvin Klein subsidiaries into our operations. We will face significant challenges in consolidating functions and integrating management procedures, personnel and operations in an efficient and effective manner, including:

    increased demands on management related to the significant increase in our size and diversity of our businesses after our acquisition of Calvin Klein;

the diversion of management's attention from our company's daily operations to implement our strategies for Calvin Klein;

    the retention and integration of key Calvin Klein employees, including designers and marketing and advertising professionals;
    identifying and maintaining aspects of Calvin Klein that are to be kept separate and distinct from our other businesses, such as our plans in the areas of design, marketing and advertising, and difficulties in assimilating the different cultures and practices between our businesses and the parts of the Calvin Klein business where operations are to be merged; and
    merging administrative systems and other functions, including information technology, accounting, financial reporting and logistics systems, distribution facilities and operations and books and records practices and procedures, as well as in maintaining uniform standards and controls, including internal accounting and audit controls, procedures and policies.

A substantial portion of our revenues and gross profit is derived from a small number of large customers and the loss of any of these customers could substantially reduce our revenues.

A few of our customers, including Federated Department Stores, Inc., J. C. Penney Company, Kohl's Corporation, The May Department Stores Company and Wal-Mart Stores, Inc., account for significant portions of our revenues. Sales to our five largest customers were 30.7% of our revenues in fiscal 2002, 27.7% of our revenues in fiscal 2001 and 28.3% of our revenues in fiscal 2000. We do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other business partners, or to change their manner of doing business with us or our licensing or other business partners, could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations. The retail industry has, in the past, experienced a great deal of consolidation and other ownership changes. Retailers, in the future, may further consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could increase our reliance on a smaller number of large customers.

Our business could be adversely affected by financial instability experienced by our customers.

During the past several years, various retailers have experienced significant financial difficulties, which have resulted in bankruptcies, liquidations and store closings. We sell our products primarily to national and regional department, mid-tier department and mass-market stores in the United States on credit and evaluate each customer's financial condition on a regular basis in order to determine the credit risk we take in selling goods to them. The financial difficulties of a customer could cause us to curtail business with that customer and we may be unable to shift sales to another viable customer. We may also assume more credit risk relating to receivables of a customer experiencing financial instability. Should these circumstances arise with respect to our customers, our inability to shift sales or to collect on our trade accounts receivable from any one of our customers could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations.

We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

During fiscal 2002, in excess of 95% of our apparel products and 95% of our raw materials for apparel were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Indian subcontinent, Middle East, Caribbean and Central America. We believe that we are one of the largest procurers of shirting fabric in the world. Additionally, 100% of our footwear products and of the raw materials therefor were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Europe, South America and the Caribbean. Although no single supplier and no one country is critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

    political or labor instability in countries where contractors and suppliers are located;
    political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;
    heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;
    a significant decrease in availability or increase in cost of raw materials, particularly petroleum-based synthetic fabrics, which are currently in high demand;
    disease epidemics and health related concerns, such as the current SARS outbreak, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
    the migration and development of manufacturers, which can affect where our products are or are planned to be produced;
    imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;
    imposition of duties, taxes and other charges on imports;
    significant fluctuation of the value of the dollar against foreign currencies; and
    restrictions on transfers of funds out of countries where our foreign licensees are located.

If our manufacturers fail to use acceptable ethical business practices, our business could suffer.

We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners, operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff periodically visits and monitors the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

Our reliance on independent manufacturers could cause delay and damage customer relationships.

In our fiscal year ended February 2, 2003, we relied upon independent third parties for the manufacture of more than 95% of our apparel products and 100% of our footwear products. We do not have long-term contracts with any of our suppliers. A manufacturer's failure to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products. As a result, customers may cancel their orders, refuse to accept deliveries or demand reduced prices. Any of these actions taken by our customers may have a material adverse effect on our revenues and, consequently, our results of operations.

As a result of our acquisition of Calvin Klein, we have increased our dependence on revenues from royalty, design and similar fees.

In our fiscal year ended February 2, 2003, $10.8 million, or 0.8%, of our revenues were derived from licensing royalties. In Calvin Klein's fiscal year ended December 28, 2002, 73.3% of Calvin Klein's revenues were derived from royalty, design and similar fees from business partners. On a pro forma basis reflecting our acquisition of Calvin Klein, royalty, design and similar fees would have generated 8.7% of our revenues for our fiscal year ended February 2, 2003 (and will account for a significant portion of our revenues in the future). A few of Calvin Klein's business partners, including Warnaco, Inc., Unilever N.V. and Marchon Eyewear Inc., account for significant portions of its revenues. Royalty, design and similar fees from Calvin Klein's three largest business partners accounted for approximately 46% of its revenues in its fiscal year ended December 28, 2002. The operating profit associated with our royalty, design and similar fee revenues is significant because the operation expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant business partner, whether due to the termination or expiration of the relationship, the cessation of the business partner's operations or otherwise, including as a result of financial difficulties, without an equivalent replacement, could materially affect our profitability. For example, Warnaco accounted for approximately 25% of Calvin Klein's revenues and approximately 36% of Calvin Klein's royalty, design and similar fee revenues, in its fiscal year ended December 28, 2002. Although Warnaco has emerged from bankruptcy proceedings, no assurance can be given as to its future financial stability. While we generally have significant control over our business partners' products and advertising, we rely on our business partners for, among other things, operational and financial controls over their businesses. Our business partners' failure to successfully market licensed products or our inability to replace our existing business partners could adversely affect our revenues both directly from reduced royalty, design and similar fees received and indirectly from reduced sales of our other products. Risks are also associated with a business partner's ability to:

    obtain capital;
    manage its labor relations;
    maintain relationships with its suppliers;
    manage its credit risk effectively; and
    maintain relationships with its customers.

In addition, we rely on our business partners to preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of our products, we cannot assure you that we can control the use by our business partners of each of our licensed brands. The misuse of our brands by a material business partner could have a material adverse effect on our business, financial condition and results of operations. For example, Calvin Klein in the past has been involved in legal proceedings with Warnaco with respect to certain quality and distribution issues. As a result of our acquisition of Calvin Klein, Warnaco is entitled to control design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the Calvin Klein brands. We cannot assure you that Warnaco will maintain the same standards of design and advertising previously maintained by Calvin Klein, although we believe they are generally obligated to do so.

Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop.

Our retail stores are located principally in outlet malls, which are typically located in or near vacation destinations or away from large population centers where department stores and other traditional retailers are concentrated. As a result, fuel shortages, increased fuel prices, travel restrictions, travel concerns, bad weather and other circumstances, including as a result of war, terrorist attacks or the perceived threat of war or terrorist attacks, which would lead to decreased travel, could have a material adverse affect on us, as was the case after the September 11th terrorist attacks. Other factors which could affect the success of our stores include:

    the location of the mall or the location of a particular store within the mall;
    the other tenants occupying space at the mall;
    increased competition in areas where the outlet malls are located;
    a downturn in the economy generally or in a particular area where an outlet mall is located; and
    the amount of advertising and promotional dollars spent on attracting consumers to the malls.

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing our intellectual property rights. Since our acquisition of Calvin Klein, we are more susceptible to infringement of our intellectual property rights, as the Calvin Klein brands enjoy significant worldwide consumer recognition and the generally higher pricing of Calvin Klein branded products creates additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. We have and, prior to our acquisition, Calvin Klein has in the past been involved in conflicts regarding intellectual property. We cannot assure you that the actions we have taken to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases there may be holders who have prior rights to similar marks. For example, we were involved in a proceeding relating to a company's claim of prior rights to the IZOD mark in Mexico, and Calvin Klein was involved in a proceeding relating to a company's claim of prior rights to the Calvin Klein mark in

Chile. We are currently involved in opposition and cancellation proceedings with respect to marks similar to some of our brands, both domestically and internationally.

The success of Calvin Klein depends on the value of our Calvin Klein brands, and if the value of those brands were to diminish, our business could be adversely affected.

Our success depends on our brands and their value. The Calvin Klein name is integral to the existing Calvin Klein business, as well as to the implementation of our strategies for growing and expanding Calvin Klein. Although Mr. Klein will continue as a consultant for three years, he is no longer a member of management. Our Calvin Klein business could be adversely affected if there is a perception by consumers that, as a result of the sale of the business, Mr. Klein's role has changed in a manner that is disadvantageous to the Calvin Klein business. The Calvin Klein brands could be adversely affected if Mr. Klein's public image or reputation were to be tarnished. We may seek in the future stockholder approval to change the name of our company to "Calvin Klein Inc." or a similar name. Any such name change could increase our risks related to the public perception of the Calvin Klein name. In addition, we market some of our products under the names and brands of other recognized designers: Geoffrey Beene, Kenneth Cole and Donna Karan (DKNY). Our sales of those products could be materially and adversely affected if any of those designer's images or reputations were to be negatively impacted.

Our revenues and profits are cyclical and sensitive to general economic conditions, consumer confidence and spending patterns.

The apparel and footwear industries in which we operate have historically been subject to substantial cyclical variations and are particularly affected by adverse trends in the general economy, with consumer spending tending to decline during recessionary periods. The success of our operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages and salaries), business conditions, interest rates, availability of credit and tax rates in the general economy and in the international, regional and local markets where our products are sold. Any significant deterioration in general economic conditions (such as the current economic downturn) or increases in interest rates could reduce the level of consumer spending and inhibit consumers' use of credit. In addition, war, terrorist activity or the threat of war and terrorist activity may adversely affect consumer spending, and thereby have a material adverse effect on our financial condition and results of operations.

We face intense competition in the apparel and footwear industries.

Competition is strong in the segments of the apparel and footwear industries in which we operate. We compete with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and footwear, some of which are significantly larger or more diversified or have greater resources than we do. In addition, through their use of private label programs, we compete directly with our wholesale customers. We compete within the apparel and footwear industries primarily on the basis of:

    anticipating and responding to changing consumer tastes and demands in a timely manner and developing attractive, quality products;
    maintaining favorable brand recognition;
    appropriately pricing products and creating an acceptable value proposition for customers;
    providing strong and effective marketing support;

    ensuring product availability and optimizing supply chain efficiencies with third-party manufacturers and retailers; and
    obtaining sufficient retail floor space and effective presentation of our products at retail.

We attempt to minimize risks associated with competition, including risks related to changing style trends and product acceptance, by closely monitoring retail sales trends. The failure, however, to compete effectively or to keep pace with rapidly changing markets could have a material adverse effect on our business, financial condition and results of operations. In addition, if we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities with others.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of Bruce J. Klatsky, Mark Weber and other of our executive officers who have substantial experience and expertise in our business. We also depend on key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel and footwear industries is intense, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could materially adversely affect us.

Significant influence by certain stockholders.

In connection with our acquisition of Calvin Klein, affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited purchased our Series B convertible preferred stock, which, as of May 4, 2003, was convertible by them into 37.5% of our outstanding common stock. If we elect not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend has been paid. As a result, it is possible that if we do not pay a cash dividend in any quarter through the third quarter of our fiscal year ending January 31, 2010 (assuming no further issuances of common stock, including as a result of the exercise of stock options), a change in control will result under our existing various indentures and certain other agreements.

While the holders of our Series B convertible preferred stock are prohibited from initiating a takeover, in certain circumstances, they may be able to participate in a bidding process initiated by a third party. As long as affiliates of the Apax affiliates own at least 50% of the shares of our Series B convertible preferred stock initially sold to the Apax affiliates, they will have the ability to prevent a change of control, or a sale of all or substantially all of our assets. Additionally, as long as 50% of our Series B convertible preferred stock remains outstanding, the holders of our Series B convertible preferred stock will have a right to purchase their pro rata share of most newly issued securities. The holders of our Series B convertible preferred stock have certain additional rights, including the right to approve the issuance of certain new series of our preferred stock, which could also have the effect of discouraging a third party from pursuing a non- negotiated takeover, and preventing changes in control, of our company.

As a result of the rights related to their ownership of our Series B convertible preferred stock, the Apax affiliates have substantial influence over our company, including by virtue of their right to elect separately as a class three directors and to have one of their directors serve on the audit, compensation, nominating and executive committees of our board, subject to applicable law, rule and regulation.

INFORMATION ABOUT US

We are one of the largest apparel and footwear companies in the world, with a heritage dating back over 120 years. We design and market nationally recognized branded dress shirts, sportswear and footwear. We believe we market one in three of the dress shirts sold in the United States and have a leading position in men's sportswear tops and men's casual footwear. Our portfolio of brands includes our own brands, Van Heusen, Bass, and IZOD, and our licensed brands, Geoffrey Beene, Arrow, DKNY, Kenneth Cole New York and Reaction by Kenneth Cole. We recently acquired Calvin Klein, a leading lifestyle design and marketing company, whose brands enjoy high global recognition.

We design, source and market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. We market our brands at multiple price points and across multiple channels of distribution. This allows us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Currently, our products are distributed at wholesale through more than 10,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. We also leverage our apparel design and sourcing expertise by offering private label programs to retailers. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. As a profitable complement to our wholesale business, we also market our products directly to consumers through our Van Heusen, IZOD, Geoffrey Beene and Bass retail stores, primarily located in outlet malls throughout the United States.

On February 12, 2003, we acquired Calvin Klein. Over the past 30 years, we believe Calvin Klein has become one of the best known designer names in the world. We believe that the Calvin Klein brands - Calvin Klein, cK and cK Calvin Klein - complement our existing portfolio of brands by providing us with the opportunity to market products at higher price points, in higher-end distribution channels and to different consumer groups than our existing product offerings. Although the Calvin Klein brand is well established and enjoys 96% brand awareness among consumers worldwide, there are numerous product areas in which no products, or only a limited number of products, are offered under any Calvin Klein label, including men's and women's better sportswear, footwear and certain accessories. We believe our expertise in brand management, product design, sourcing and other logistics provides us with the ability to successfully expand product offerings and distribution under the Calvin Klein brands while preserving the brands' prestige and global presence. As a result, we believe we have the opportunity to realize sales growth and enhanced profitability.

Worldwide retail sales of products sold under the Calvin Klein brands exceeded $3 billion in calendar 2002. These products are sold primarily under licenses and other arrangements and include jeans, underwear, fragrances, eyewear, men's tailored clothing, ties, shoes, hosiery, socks, swimwear, watches, coats, leather goods, table top and soft home furnishings and accessories. Calvin Klein also designs, manufactures and markets high-end ready-to-wear collection apparel and accessories for men and women under the Calvin Klein brand. We believe these collections are an important factor in maintaining the Calvin Klein image. The collection apparel and accessories are sold to a limited number of high-end department stores and independent boutiques throughout the world and through three company-operated stores located in New York City, Dallas and Paris. We have recently entered into an agreement to license the existing collection apparel businesses to Vestimenta, one of the world's leading manufacturers and distributors of women's and men's high-end ready-to-wear apparel, commencing with the spring 2004 collection. During the period prior to our license of the businesses, we will transfer the operations of the businesses to Vestimenta. Calvin Klein controls all design operations and product development for most of its licensees and all of its collection apparel, which it will continue to do under its agreement with Vestimenta. Calvin Klein oversees a worldwide marketing and advertising budget of over $200 million, the majority of which is funded by its licensees. We believe that maintaining control over design and advertising through Calvin Klein's dedicated in-house teams plays a key role in the continued strength of the Calvin Klein brands.

We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881, and, with respect to our footwear group, to G.H. Bass & Co., a business begun in 1876. Our principal executive offices are located at 200 Madison Avenue, New York, New York 10016; our telephone number is (212) 381-3500.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling stockholders named below. See "Selling Stockholders" and "Plan of Distribution."

SELLING STOCKHOLDERS

On February 12, 2003, we acquired Calvin Klein. The total net consideration paid was $438 million, subject to post-closing adjustments, and was comprised of $408 million in net cash and $30 million of our common stock issued to the stockholders of Calvin Klein. In addition, in connection with the acquisition of Calvin Klein and in consideration for Mr. Klein's sale to us of all of his rights under a design services letter agreement with Calvin Klein, Mr. Klein received a warrant to purchase shares of our common stock and will receive contingent purchase price payments based on the worldwide net sales of products bearing any of the Calvin Klein brands for a period of 15 years. We refer you to "--Our Relationship with Mr. Klein and Mr. Schwartz."

In connection with the closing of our acquisition of Calvin Klein, we issued 2,535,926 shares of our common stock to the stockholders of Calvin Klein in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. In connection with our issuance of that common stock, we granted the stockholders of Calvin Klein certain registration rights under a registration rights agreement we entered into with them on February 12, 2003. This prospectus covers the offer and sale of those shares of common stock held by each of the former stockholders of Calvin Klein. The registration rights agreement also restricts the rights of the former Calvin Klein stockholders to sell their shares of our common stock pursuant to the registration statement of which this prospectus is a part. In any three-month period, the stockholders of Calvin Klein may only sell in total, pursuant to the registration statement of which this prospectus is a part, that number of our shares of common stock equal to the greater of (a) 15% of the average reported trading volume of our shares of common stock on the New York Stock Exchange as reported in the Wall Street Journal for the three-month period immediately prior to such sale or (b) the maximum that stockholder would be eligible to sell in accordance with Rule 144 under the Securities Act.

We partially funded our acquisition of Calvin Klein through the sale for $250 million of 10,000 newly issued shares of our Series B convertible preferred stock to affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited. As of May 4, 2003, the 10,000 shares of our Series B convertible preferred stock were convertible into 18,178,078 shares of our common stock at a conversion price of $14 per share of common stock. The Series B convertible preferred stock has a dividend rate of 8% per annum payable in cash. If we elect not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. This prospectus covers the offer and sale by the Apax affiliates of those shares of our common stock currently issuable upon conversion of the Series B convertible preferred stock, plus an additional 4,420,426 shares of our common stock issuable in the event we elect not to pay cash dividends on a quarterly basis through the fourth quarter of our fiscal year ending January 29, 2006. The shares are issuable at any time or from time to time upon the conversion of the Series B convertible preferred stock by the Apax affiliates. The Series B convertible preferred stock was originally issued to the Apax affiliates in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. In connection with our issuance of the Series B convertible preferred stock, we granted the Apax affiliates certain registration rights under a registration rights agreement we entered into with them on February 12, 2003.

The following table sets forth, as of the date of this prospectus: (1) the name of each selling stockholder, (2) the number of shares of our common stock owned by each selling stockholder prior to the offering, (3) the number of shares offered for the account of each selling stockholder pursuant to this prospectus and (4) the number of shares that each selling stockholder would own after this offering if he, she or it sold all its shares registered by this prospectus.

We cannot be certain of the number of shares that the selling stockholders will hold in the aggregate at the end of the offering covered by this prospectus because the selling stockholders may sell all, part or none of their shares pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis. Each selling stockholder will receive all of the net proceeds from the sale of his, her or its shares offered by this prospectus.
Name of Selling Stockholder	Number of Shares of Common Stock Owned before Offering(1)	Number of Shares of Common Stock being Registered by this Prospectus	Number of Shares of Common Stock to be Owned after this Offering
Apax Excelsior VI, L.P.	4,376,518	4,376,518	-0-
Apax Excelsior VI-A C.V.	357,537	357,537	-0-
Apax Excelsior VI-B C.V.	238,700	238,700	-0-
Patricof Private Investment Club III, L.P.	149,571	149,571	-0-
Apax Europe V-A, L.P.	10,923,262	10,923,262	-0-
Apax Europe V-B, L.P.	1,964,746	1,964,746	-0-
Apax Europe V C GmbH & Co. KG	1,116,985	1,116,985	-0-
Apax Europe V-D, L.P.	1,472,121	1,472,121	-0-
Apax Europe V-E, L.P.	1,466,170	1,466,170	-0-
Apax Europe V-F, C.V.	257,917	257,917	-0-
Apax Europe V-G, C.V.	257,917	257,917	-0-
Apax Europe V-1, L.P.	8,332	8,332	-0-
Apax Europe V-2, L.P.	8,728	8,728	-0-
Calvin Klein 2001 Revocable Trust(2)	1,094,379	1,094,379	-0-
Barry K. Schwartz	1,076,627	1,076,627	-0-
Trust f/b/o Issue of Calvin Klein	173,584	173,584	-0-
Trust f/b/o Issue of Barry K. Schwartz	173,584	173,584	-0-
Stephanie Schwartz Ferdman	8,876	8,876	-0-
Jonathan Schwartz	8,876	8,876	-0-

______________________

(1) Includes additional shares of our common stock issuable to the Apax affiliates in the event we elect not to pay cash dividends on a quarterly basis through the fourth quarter of our fiscal year ending January 29, 2006.
  In connection with the acquisition of Calvin Klein, Mr. Klein directed us to deliver his shares to the Calvin Klein 2001 Revocable Trust of which Mr. Klein is the beneficiary.

Our Relationship with the Apax Affiliates

The Apax affiliates, each of which is a selling stockholder hereunder, purchased our Series B convertible preferred stock for $250 million in February 2003, the proceeds of which we used to pay a portion of the purchase price for Calvin Klein. Pursuant to the Certificate of Designations, Preferences and Rights for the Series B convertible preferred stock and an investors' rights agreement entered into with the Apax affiliates, the holders of such stock have the right to elect separately as a class up to three directors to our board of directors and one of those directors to our audit committee, compensation committee, executive committee and nominating committee. David A. Landau, Henry Nasella and Christian Näther were elected by the Apax affiliates as their designees on our board of directors. Mr. Landau was designated to serve on the compensation, executive and nominating committees and Mr. Nasella was designated to serve on the audit committee. The Apax affiliates are private equity funds, the discretionary investment manager of some of which is Apax Partners Europe Managers Limited and the general partner of the general partner of which is either Apax Europe V GP Co. or Apax Managers, Inc. Apax Partners Europe Managers Limited, Apax Europe V GP Co. and Apax Managers, Inc. are affiliates of Apax Partners, Inc. and David A. Landau is a partner, Henry Nasella is a venture partner and Christian Näther is a partner of Apax Partners, Inc. We refer you to "Risk Factors - Significant influence by certain stockholders."

Also in connection with our acquisition of Calvin Klein, the Apax affiliates entered into a $125 million two-year loan agreement with us. We borrowed $100 million in connection with the closing of the acquisition of Calvin Klein and borrowed the remaining $25 million on March 14, 2003. The loan was secured and bore interest at a rate of 10% per annum for the first year. We used a portion of the net proceeds of a recently-completed offering of senior unsecured notes pursuant to Rule 144A and Regulation S under the Securities Act to repay the outstanding balance of $125 million, plus accrued interest.

Our Relationship with Mr. Klein and Mr. Schwartz

Mr. Klein and Mr. Schwartz, former stockholders of Calvin Klein, are and/or may control certain selling stockholders or may be deemed to own the shares held by certain selling stockholders. Upon our acquisition of Calvin Klein, Mr. Klein's and Mr. Schwartz's employment arrangements with Calvin Klein were terminated. Prior to that time, Mr. Klein was Vice-Chairman of Calvin Klein and Mr. Schwartz was Chairman of the Board, Chief Executive Officer and Treasurer of Calvin Klein. Messrs. Klein and Schwartz also resigned from the board of directors of Calvin Klein.

In connection with our acquisition of Calvin Klein, we entered into a three-year consulting agreement with Mr. Klein for $1 million per year. Mr. Klein is available to consult on advertising, marketing, design, promotion and publicity aspects of Calvin Klein. Mr. Klein is prohibited from competing against us under the terms of the Calvin Klein purchase agreement, although he has the right to use his name, likeness and other rights of publicity with respect to certain personal businesses and activities.

Prior to our acquisition of Calvin Klein, Calvin Klein was obligated to pay Mr. Klein and his heirs in perpetuity a percentage of sales of certain products bearing any of the Calvin Klein brands under a design services letter agreement. In connection with our acquisition of Calvin Klein, we bought all of Mr. Klein's rights under that agreement in consideration of a warrant to purchase 320,000 shares our common stock for $28.00 per share and for granting him the right to receive from us contingent purchase price payments for a period of 15 years based on a percentage of total worldwide net sales of products bearing any of the Calvin Klein brands. In addition, Mr. Klein was released from all of his obligations under that agreement, including his obligation to render design services to Calvin Klein, and the design services letter agreement was terminated. Our obligation to make contingent purchase price payments to Mr. Klein in connection with our acquisition of Calvin Klein is guaranteed by our Calvin Klein subsidiaries and is secured by a subordinated pledge of all of the equity interests in our Calvin Klein subsidiaries and a subordinated lien on substantially all of our domestic Calvin Klein subsidiaries' assets. Events of default under the agreements governing the collateral for our contingent payment obligations to Mr. Klein, include, but are not limited to (1) our failure to make payments to Mr. Klein when due, (2) covenant defaults, (3) cross-defaults to other indebtedness in excess of an agreed amount, (4) events of bankruptcy, (5) monetary judgment defaults and (6) a change of control, including the sale of any portion of the equity interests in Calvin Klein. An event of default under those agreements would permit Mr. Klein to foreclose on his security interest in the collateral. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non- competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

Also, in connection with our acquisition of Calvin Klein, Mr. Schwartz agreed not to compete with us for five years.

PLAN OF DISTRIBUTION

The selling stockholders may from time to time offer and sell their shares offered by this prospectus. However, registration does not necessarily mean that they will offer and sell any or all of their shares.

Offer and Sale of Shares

The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered by this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer, may offer and sell their shares in the following manner:

    through the New York Stock Exchange or otherwise at prices and at terms then prevailing or at prices related to the then current market price;
    at fixed prices, which may be changed; or
    in privately-negotiated transactions.

The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered by this prospectus from a selling stockholder, may sell their shares in one or more of the following types of transactions:

    a block trade in which a broker-dealer engaged to sell shares may sell all of such shares in one or more blocks as agent;
    a broker-dealer may purchase as principal and resell shares for its own account pursuant to this prospectus;
    an exchange distribution in accordance with the rules of the exchange;
    a securities or quotation system sale in accordance with the rules of the quotation system;
    upon the exercise of options written relating to the shares;
    ordinary brokerage transactions or transactions in which the broker solicits purchasers;
    a privately-negotiated transaction; and
    any combination of the foregoing, or any other available means allowable under law.

From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of our common stock to lenders or others and each of those persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares beneficially owned by a selling stockholder may decrease as, when and if it takes such actions. The plan of distribution for the selling stockholder's shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder.

A selling stockholder may enter into hedging, derivative or short sale transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. A selling stockholder also may sell shares short and redeliver the shares to close out short positions and engage in derivative or hedging transactions. A selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. A selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares or upon a default the broker-dealer may sell the pledged shares under this prospectus.

Selling Through Broker-Dealers

The selling stockholders may select broker-dealers to sell their shares. Broker-dealers that the selling stockholders engage may arrange for other broker-dealers to participate in selling such shares. The selling stockholders may give such broker-dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these broker-dealers, any other participating broker-dealers, and the selling stockholders and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sale of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they will not enter into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities without written notice to us. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares covered by this prospectus by the selling stockholders.

Supplemental Prospectus Regarding Material Arrangements

If and when a selling stockholder notifies us that he, she or it has entered into a material arrangement with a broker-dealer for the sale of any portion of his, hers or its shares offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

Expenses of Selling Stockholders

We will bear all costs, expenses and fees in connection with the registration of the shares. We have agreed to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling stockholders of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Compliance with State Securities Laws

We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states in the United States, the selling stockholders may not offer or sell their shares unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling stockholders must offer and sell their shares only through registered or licensed broker-dealers.

Limitations Imposed by the Securities Exchange Act of 1934 Rules and Regulations

Certain provisions of the Exchange Act, and related rules and regulations, will apply to the selling stockholders and any other person engaged in a distribution of the shares covered by this prospectus. Those provisions may (1) limit the timing of purchases and sales of any of the shares by the selling stockholders or such other person; (2) affect the marketability of the shares; and (3) affect the broker-dealers' market-making activities with respect to the shares.

Suspension of this Offering

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

TRANSFER AGENT AND REGISTRAR

The Bank of New York, located at 101 Barclay Street, New York, New York 10286, is the transfer agent and registrar for our common stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus have been passed upon on our behalf by Katten Muchin Zavis Rosenman, New York, New York, our legal counsel.

One of our directors, Edward H. Cohen, is of counsel at the law firm of Katten Muchin Zavis Rosenman and, as of the date of this prospectus, owns 6,000 shares of our common stock and holds options to purchase 27,922 shares that are presently exercisable. Mr. Cohen does not share in any fees we pay that firm and his compensation is not based on our fees.

EXPERTS

The consolidated financial statements and the related financial statements schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended February 2, 2003 have been audited by Ernst & Young, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Calvin Klein, Inc. as of December 28, 2002 and December 29, 2001 and for each of the three fiscal years in the period ended December 28, 2002 incorporated in this prospectus which appear in our Current Report on Form 8-K/A dated April 22, 2003 have been audited by PricewaterhouseCoopers, LLP, independent accountants, as stated in such firm's reports, and have been so incorporated in reliance on the reports of PricewaterhouseCoopers, LLP given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING INFORMATION

Some of the matters discussed in this prospectus include forward-looking statements based on current expectations, estimates, forecasts and projections, beliefs and assumptions made by our management. You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets," "anticipating," "hope" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. In evaluating these statements, you should specifically consider various risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Certain of such risks and uncertainties include those listed under the caption "Risk Factors" and those indicated from time to time in our filings with the Securities and Exchange Commission, many of which are beyond our ability to control or predict. You are cautioned not to unduly rely on these forward-looking statements when evaluating the information included or incorporated by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to review or revise any particular forward-looking statements included or incorporated by reference in this prospectus to reflect events, conditions or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have a corporate website address at http://www.pvh.com. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference room. You also can request copies of the documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of the documents from the SEC's website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the SEC automatically will update and supersede that information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

    Our Annual Report on Form 10-K for the fiscal year ended February 2, 2003;

    Our Current Report on Form 8-K filed on February 26, 2003;

    Our Current Report on Form 8-K filed on April 16, 2003;

    Our Current Report on Form 8-K/A filed on April 22, 2003;

    Our Current Report on Form 8-K filed on May 1, 2003;

    Our Current Report on Form 8-K filed on May 5, 2003;

    Our Current Report on Form 8-K filed on May 22, 2003;

    Our Quarterly Report on Form 10-Q for the thirteen weeks ended May 4, 2003; and

    The information with respect to our common stock under the caption "Description of Capital Stock" contained in our Registration Statement on Form S-3 (Registration No. 33-46770) filed on March 27, 1992.

You may request a copy of these filings, including exhibits to the filings that we have specifically incorporated by reference in those filings, at no cost, by writing or calling our offices at:

PHILLIPS-VAN HEUSEN CORPORATION
200 Madison Avenue
New York, NY 10016
(212) 381-3500

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fees	$ 26,821
Legal Fees and Expenses	40,000*
Accounting Fees and Expenses	25,000*
Miscellaneous	3,179*
Total	$95,000

___________________

*Estimated

The selling stockholders will pay none of the expenses incident to the registration of the selling stockholders' shares, except for their own legal fees and for any selling discounts or commissions paid to brokers or dealers engaged by the selling stockholders.

ITEM 15. Indemnification of Directors and Officers.

Our by-laws provide that we may indemnify any person to the full extent permitted by the Delaware General Corporation Law, the law of the state in which we are incorporated. Section 145 of the Delaware General Corporation Law empowers a corporation, within certain limitations, to indemnify any person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any suit or proceeding to which he is a party by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as long as he acted in good faith and in a manner which he reasonable believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful. In addition, our Certificate of Incorporation provides for a director or officer to be indemnified unless his acts (1) constituted a breach of his fiduciary duties to us or our stockholders, (2) were committed in bad faith or were the result of active or deliberate dishonesty, (3) violated Section 174 of the Delaware General Corporation Law or (4) resulted in a personal gain or financial profit or other advantage to which he is not legally entitled. We also have in effect directors' and officers' liability insurance.

ITEM 16. Exhibits.

Exhibit Number Description

4.1 Specimen of Common Stock certificate (incorporated by reference to Exhibit 4 to registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1981).

4.2 Preferred Stock Purchase Rights Agreement (the "Rights Agreement"), dated June 10, 1986 between registrant and The Chase Manhattan Bank, N.A. (incorporated by reference to Exhibit 3 to registrant's Quarterly Report on Form 10-Q for the period ended May 4, 1986).

4.3 Amendment to the Rights Agreement, dated March 31, 1987 between registrant and The Chase Manhattan Bank, N.A. (incorporated by reference to Exhibit 4(c) to registrant's Annual Report on Form 10-K for the year ended February 2, 1987).

4.4 Supplemental Rights Agreement and Second Amendment to the Rights Agreement, dated as of July 30, 1987, between registrant and The Chase Manhattan Bank, N.A. (incorporated by reference to Exhibit (c)(4) to registrant's Schedule 13E-4, Issuer Tender Offer Statement, dated July 31, 1987).

4.5 Third Amendment to Rights Agreement, dated June 30, 1992, from registrant to The Chase Manhattan Bank, N.A. and The Bank of New York (incorporated by reference to Exhibit 4.5 to registrant's Quarterly Report on Form 10-Q for the period ended April 30, 2000).

4.6 Notice of extension of the Rights Agreement, dated June 5, 1996, from registrant to The Bank of New York (incorporated by reference to Exhibit 4.13 to registrant's Quarterly Report on Form 10-Q for the period ended April 28, 1996).

4.7 Fourth Amendment to Rights Agreement, dated April 25, 2000, from registrant to The Bank of New York (incorporated by reference to Exhibit 4.7 to registrant's Quarterly Report on Form 10-Q for the period ended April 30, 2000).

4.8 Supplemental Rights Agreement and Fifth Amendment to the Rights Agreement dated February 12, 2003, between registrant and The Bank of New York (successor to The Chase Manhattan Bank, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K, filed on February 26, 2003).

4.9 Indenture, dated as of April 22, 1998, with registrant as issuer and Union Bank of California, N.A., as trustee (incorporated by reference to Exhibit 4.7 to registrant's Quarterly Report on Form 10-Q for the period ended May 3, 1998).

4.10 Indenture, dated as of November 1, 1993, between registrant and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.01 to registrant's Registration Statement on Form S-3 (Reg. No. 33-50751) filed on October 26, 1993).

4.11 First Supplemental Indenture, dated as of October 17, 2002 to Indenture dated as of November 1, 1993 between registrant and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.15 to registrant's Quarterly Report on Form 10-Q for the period ended November 3, 2002).

4.12 Second Supplemental Indenture, dated as of February 12, 2002 to Indenture, dated as of November 1, 1993, between registrant and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K, filed on February 26, 2003).

4.13 Indenture, dated as of May 5, 2003, between registrant and SunTrust Bank, as trustee (incorporated by reference to Exhibit 4.13 to registrant's Quarterly Report on Form 10-Q for the period ended May 4, 2003).

4.14 Registration Rights Agreement, dated as of February 12, 2003, by and among registrant, the Calvin Klein 2001 Revocable Trust, Barry Schwartz, Trust for the Benefit of the Issue of Calvin Klein, Trust for the Benefit of the Issue of Barry Schwartz, Stephanie Schwartz-Ferdman and Jonathan Schwartz, and the Investors listed therein (incorporated by reference to Exhibit 10.7 to registrant's Current Report on Form 8-K, filed on February 26, 2003).

+5.1 Opinion of Katten Muchin Zavis Rosenman.

+23.1 Consent of Katten Muchin Zavis Rosenman (included in Exhibit 5.1).

++23.2 Consent of Ernst & Young LLP.

++23.3 Consent of PricewaterhouseCoopers, LLP.

+24.1 Power of Attorney.

_______________

+ Previously filed with the Registration Statement on Form S-3 filed on May 14, 2003 (Reg. No. 333-105218).

++ Filed herewith.

Item 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York on this 15th day of July, 2003.

PHILLIPS-VAN HEUSEN CORPORATION

By: /s/ Bruce J. Klatsky

Bruce J. Klatsky
Chairman, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Bruce J. Klatsky	Chairman, Chief Executive	July 15, 2003
Bruce J. Klatsky	Officer and Director
(Principal Executive Officer)
/s/ Mark Weber	President, Chief Operating	July 15, 2003
Mark Weber	Officer and Director
/s/ Emanuel Chirico	Executive Vice President and	July 15, 2003
Emanuel Chirico	Chief Financial Officer
(Principal Financial Officer)
/s/ Vincent A. Russo	Vice President and Controller	July 15, 2003
Vincent A. Russo	(Principal Accounting Officer)
/s/ Edward H. Cohen*	Director	July 15, 2003
Edward H. Cohen
/s/ Joseph B. Fuller*	Director	July 15, 2003
Joseph B. Fuller
/s/ Joel H. Goldberg*	Director	July 15, 2003
Joel H. Goldberg
/s/ Marc Grosman*	Director	July 15, 2003
Marc Grosman
/s/ Dennis F. Hightower*	Director	July 15, 2003
Dennis F. Hightower
/s/ David A. Landau*	Director	July 15, 2003
David A. Landau
/s/ Harry N.S. Lee*	Director	July 15, 2003
Harry N.S. Lee
/s/ Bruce Maggin* Bruce Maggin	Director	July 15, 2003
/s/ Henry Nasella*	Director	July 15, 2003
Henry Nasella
/s/ Christian Näther *	Director	July 15, 2003
Christian Näther
/s/ Peter J. Solomon*	Director	July 15, 2003
Peter J. Solomon

* By: /s/ Bruce J. Klatsky
Bruce J. Klatsky, Attorney-In-Fact

EXHIBIT INDEX
Exhibit Number	Description
4.1	Specimen of Common Stock certificate (incorporated by reference to Exhibit 4 to registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1981).
4.2

Preferred Stock Purchase Rights Agreement (the "Rights Agreement"), dated June 10, 1986 between registrant and The Chase Manhattan Bank, N.A. (incorporated by reference to Exhibit 3 to registrant's Quarterly Report on Form 10-Q for the period ended May 4, 1986).

4.3

Amendment to the Rights Agreement, dated March 31, 1987 between registrant and The Chase Manhattan Bank, N.A. (incorporated by reference to Exhibit 4(c) to registrant's Annual Report on Form 10-K for the year ended February 2, 1987).

4.4

Supplemental Rights Agreement and Second Amendment to the Rights Agreement, dated as of July 30, 1987, between registrant and The Chase Manhattan Bank, N.A. (incorporated by reference to Exhibit (c)(4) to registrant's Schedule 13E-4, Issuer Tender Offer Statement, dated July 31, 1987).

4.5

Third Amendment to Rights Agreement, dated June 30, 1992, from registrant to The Chase Manhattan Bank, N.A. and The Bank of New York (incorporated by reference to Exhibit 4.5 to registrant's Quarterly Report on Form 10-Q for the period ended April 30, 2000).

4.6

Notice of extension of the Rights Agreement, dated June 5, 1996, from registrant to The Bank of New York (incorporated by reference to Exhibit 4.13 to registrant's Quarterly Report on Form 10-Q for the period ended April 28, 1996).

4.7

Fourth Amendment to Rights Agreement, dated April 25, 2000, from registrant to The Bank of New York (incorporated by reference to Exhibit 4.7 to registrant's Quarterly Report on Form 10-Q for the period ended April 30, 2000).

4.8

Supplemental Rights Agreement and Fifth Amendment to the Rights Agreement dated February 12, 2003, between registrant and The Bank of New York (successor to The Chase Manhattan Bank, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K, filed on February 26, 2003).

4.9

Indenture, dated as of April 22, 1993, with registrant as issuer and Union Bank of California, N.A., as trustee (incorporated by reference to Exhibit 4.7 to registrant's Quarterly Report on Form 10-Q for the period ended May 3, 1998).

4.10

Indenture, dated as of November 1, 1993, between registrant and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.01 to registrant's Registration Statement on Form S-3 (Reg. No. 33-50751) filed on October 26, 1993).

4.11

First Supplemental Indenture, dated as of October 17, 2002 to Indenture dated as of November 1, 1993 between registrant and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.15 to registrant's Quarterly Report on Form 10-Q for the period ended November 3, 2002).

4.12

Second Supplemental Indenture, dated as of February 12, 2002 to Indenture, dated as of November 1, 1993, between registrant and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K, filed on February 26, 2003).

4.13

Indenture, dated as of May 5, 2003, between registrant and SunTrust Bank, as trustee (incorporated by reference to Exhibit 4.13 to registrant's Quarterly Report on Form 10-Q for the period ended May 4, 2003).

4.14

Registration Rights Agreement, dated as of February 12, 2003, by and among registrant, the Calvin Klein 2001 Revocable Trust, Barry Schwartz, Trust for the Benefit of the Issue of Calvin Klein, Trust for the Benefit of the Issue of Barry Schwartz, Stephanie Schwartz-Ferdman and Jonathan Schwartz, and the Investors listed therein (incorporated by reference to Exhibit 10.7 to registrant's Current Report on Form 8-K, filed on February 26, 2003).

+5.1	Opinion of Katten Muchin Zavis Rosenman.
+23.1	Consent of Katten Muchin Zavis Rosenman (included in Exhibit 5.1).
++23.2	Consent of Ernst & Young LLP.
++23.3	Consent of PricewaterhouseCoopers, LLP.
+24.1	Power of Attorney.

_______________

+ Previously filed with the Registration Statement on Form S-3 filed on May 14, 2003 (Reg. No. 333-105218).

++ Filed herewith.